ENTRÉE RESOURCES

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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# Form of Proxy - Annual General Meeting to be held on June 10, 2021

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 10:30 a.m., Pacific Daylight Time on Tuesday, June 8, 2021.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

**CONTROL NUMBER**

## Appointment of Proxyholder

I/We being holder(s) of securities Entrée Resources Ltd. (the "Company") hereby appoint: Stephen Scott, President, Chief Executive Officer and a Director of the Company, or failing this person, James Harris, a Director of the Company (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held in a virtual format via audio conference by dial-in at 1-877-407-2991 (Event 14) (toll free North America) or 201-389-0925 (Event 14) (International) on June 10, 2021 at 10:30 a.m. Pacific Daylight Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

| | For | Against |
|---|---|---|
| **1. Number of Directors**<br>To set the number of Directors at Six. | ☐ | ☐ |

**2. Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Mark Bailey | ☐ | ☐ | 02. Alan Edwards | ☐ | ☐ | 03. James Harris | ☐ | ☐ |
| 04. Michael Price | ☐ | ☐ | 05. Stephen Scott | ☐ | ☐ | 06. Anna Stylianides | ☐ | ☐ |

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| | For | Withhold |
|---|---|---|
| **3. Appointment of Auditors**<br>Appointment of Davidson & Company LLP, Chartered Professional Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **4. Approval of DSU Plan** | ☐ | ☐ |

RESOLVED THAT:
1. the Deferred Share Unit Plan (the "DSU Plan") of the Company as disclosed in the information circular dated May 6, 2021 (the "Circular") be and is hereby approved;
2. the 2020 Grants as defined and disclosed in the Circular be and are hereby ratified;
3. all unallocated deferred share units issuable pursuant to the DSU Plan are hereby authorized and approved;
4. the Board be authorized to reserve a sufficient number of common shares to satisfy the requirements of the DSU Plan;
5. the Board be authorized to grant deferred share units under the DSU Plan until June 10, 2024, being the date that is three years from the Meeting date; and
6. any one or more of the directors or officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

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## Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY